Filed by Revolution Acceleration Acquisition Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Berkshire Grey, Inc.

Commission File No.: 001-39768

The following is a transcript from Revolution Acceleration Acquisition Corp and Berkshire Grey, Inc.’s investor day on July 13, 2021 in connection with their proposed business combination. Participating were John K. Delaney, Chief Executive Director of Revolution Acceleration Acquisition Corp, Thomas Wagner, Chief Executive Officer of Berkshire Grey, Inc., Steven Johnson, President and Chief Operating Officer of Berkshire Grey, Inc., and Mark Fidler, Chief Financial Officer of Berkshire Grey, Inc.

Cody: So good morning or good afternoon, depending upon where you’re joining us today. We’re really excited to be here for Berkshire Grey’s investor day. My name is Cody Slach, and I will be the moderator today, and I work for Gateway Group. Again, we're really pleased to have you here. Just a quick round of introductions before I pass it over to Tom. We've got John Delaney, founder, CEO, and Chairman of Revolution Acceleration Acquisition Corp, the SPAC that we'll be merging with Berkshire Grey, and then we're pleased to have Tom Wagner, founder and CEO of Berkshire Grey, Steve Johnson, COO, and Mark Fidler, CFO. Tom, over to you.

Tom: Sure, Cody, thank you. Folks, thank you for taking the time today to spend with us. We're going to share our story with you. We're off to a great week. We, on Monday, announced a $23 million order for robotic systems to support same-day grocery activity. This is order with an app, order online, to be fulfilled by robotic systems in order to support that. We also issued on Monday some financial updates. We're excited that our disclosed orders are now at $148 million up from $114 million disclosed previously. Our backlog is at $95 million up from the previously disclosed $70 million, and we have approximately 94% of 2021 forecasted revenue under contract. We're in a good state with customers, we have positive momentum, and we're excited about this progress. We're going to share more of that with you today.

With respect to the transaction with RAAC, John Delaney will talk a little bit about that, but it's probably worth noting in terms of dates that we expect to close with RAAC next week and to be traded as Berkshire Grey on NASDAQ by the end of the week. We're off to a great week. We're very excited about our progress. Now, what I'm going to do is share my screen, and we're going to share some slides with you and tell you a little bit about what we do and a little bit of our story. No, don't worry. I'm not reading you the disclaimers.

When it comes to Berkshire Grey, one of the most important points to get, we automate operations for folks who do e-commerce fulfillment, grocery, retail resupply, package handling logistics, and for 3PLs. This is critical today for folks in these industries is because their industries are being disrupted. It's being disrupted by changes in consumer expectations. Everybody in these industries is paying close attention to their supply chain. They need to transform in order to win. There's a $280 billion TAM associated with what we do. We'll give you the breakdown on that in a minute, but something to understand. Large TAM exists today. It's not a hypothetical future. It exists today.

Where we help folks is in their warehouse and supply chain and logistics operations. Conceptually, many of us think that these things should be highly automated, and when you place an e-commerce order, there shouldn't be people involved with that. The reality is those industries and the functions that we’re talking about today are highly manual. People touch and handle items many times,10 to 15 times in order for us to get those items at our front doorstep in those boxes or in order for us to order online and pick up in store, operations are usually manual. They're usually manual because the level of technology needed for automation wasn't available until very recently. Now, at Berkshire Grey, I would actually claim that we are one of the first folks who can do automated picking, automated mobility, and so forth to automate these functions.

If you're in these industries, your key challenges today, labor availability, the increasing consumer demands that I referenced, as well as increasing competitive pressure and where that pressure goes, is straight to your supply chain. What we do for our customers is help them to transform their operations with AI-enabled robotics. Everything you see here is ours installed and running in customer locations, and what you're looking at is robotic picking, robots picking up and handling individual items. This is, for instance, a cell phone case or a power supply that you order and getting it into an e-commerce box, or as we announced yesterday, groceries that you might've ordered and so forth, picking up and handling individual items.

This is also a robotic movement and mobility, in some cases, is embodied with the fully mobile robots and we'll talk more about, and then some cases, embodied with other forms of robotic movement and mobility. We also orchestrate or coordinate whole systems of these things. When it comes to a customer solution, the solution is performance, and what it's doing is orchestrating the flow of work between the robots reasoning about what needs to be done, where and when, in order to make truck cut times and so forth. We'll come back to the solutioning view of what we do as we go today. We call our category Intelligent Enterprise Robotics. This is the combination of AI-based robotic picking, AI enabled mobility and system orchestration, ability to coordinate between those and includes other attributes and other characteristics like cloud-based analytics. But those are really the three major components, picking, mobility orchestration.

The reason we think these are important, is what you need in order to automate a center today that is pick up and handle individual items, move goods, but it's also what you need in order to automate more fully a warehouse, the distribution center logistics operation of tomorrow. If you go study the problems and you're going to walk the floors with our customers in these spaces, you will see movement of items and picking of items. We deliberately do these under one roof. We deliberately build systems that integrate these things for our customers, the intelligent enterprise robotics, picking, mobility, and orchestration. We'll come back and spend more time on that. I actually would like John Delaney to share a little bit about RAAC with you and their perspective on the transaction.

John: Great. Thank you, Tom. Again, good morning or good afternoon to everyone on the call. Again, it's been an exciting week for Berkshire Grey, and we're very excited to have the transaction close next week. Revolution Acceleration Acquisition Corp, which is the SPAC that I'm the CEO of, is a partnership between myself and Steve Case. Steve and I have known each other for a very long time. He's famous as the founder of AOL, which was the best performing public company in the '90s. Since then, he's built a very successful venture capital and growth equity firm called Revolution, which is the platform he operates out of.

My background is I've really had two careers. My first career was as an entrepreneur and CEO. I started two businesses, I took them both public and ran them successfully as public companies. My first company, I started the early '90s, took public in 1996, and sold it in 1999 for three times the IPO price. My second company, I started in 2000, took public in 2003, and then ran it until 2011. Each of those companies outperformed their peers by almost any measure.

In 2011, I decided to start what was a second career for me, which was in public service. I ran for Congress, I was elected to represent Maryland in the US House of Representatives, where I proudly served for six years or three terms, it was a privilege of a lifetime. While in Congress, I was known as a bipartisan kind of problem solver. I thought that's what our country needed. That led me to run for president. I was one of those 25 Democrats on the stage last cycle. Again, an amazing experience, didn't end the way I had planned, but I'm very excited to be back in the private sector, working on interesting projects like Berkshire Grey. I'll add that I'll be going on the board of directors of Berkshire Grey going forward which is something I'm very excited about.

The thesis of our SPAC was to acquire a company that was benefiting from one of the many trends in our economy that had been accelerated based on events in the last several years. There's probably no trend more profound, or there's probably no macro tailwind stronger than the acceleration of the digital economy, which is precisely really what Berkshire Grey plays into. Let me talk a little bit about why we're so excited about this opportunity. I'm going to tie that into the diligence we did, which was quite extensive, not only in terms of making sure this company was ready to be a public company.

Again, I ran two public companies, and so I'm familiar with the demands of the public markets, and we're very comfortable that Tom and his terrific team are ready to handle those demands. We brought in really top-shelf consulting expertise, McKinsey, to help us assess the technology and see how it compares to the many platforms that are going after this space. Again, as Tom said, this is a huge TAM and in a massive macro thesis. There are other companies looking at it.

We did a lot of work in the technology, but what we were mostly focused on was talking to the customers, and I had the opportunity to speak to the key customers of the company and really get a sense of how they think about the business. Why don't I go through that? The first thing we wanted to do was really assess the reality of this market opportunity, TAM, the $280 billion TAM.

I can say from my conversations with the anchor customers, they are all planning on automating their current operations, whether that be the back of their stores, whether that be their fulfillment centers, their distribution centers, and importantly, they're all planning on building new facilities that are fully automated, these black box fulfillment centers, where the only people working in them are actually the people taking care of the automated machines that they're in the robots that are working in the facilities.

What's nice about this market opportunity, this market opportunity exists right now in terms of e-commerce fulfillment, and all of the key players in determining whether it's going to be automated are, in fact, deciding to automate it. It's being discussed at the board level. Walmart, one of the company's customers use the word automation more on their last earnings call than they did revenues. It's clearly a top of mind of all these companies, and they have very specific plans to automate their fulfillment capabilities.

Clearly, Amazon is driving that. Amazon bought a company in 2012, Kiva Systems, which had mobile robot technology. Their technology, in our judgment, isn't as advanced as what Berkshire Grey has, but they've invested tens of billions of dollars. In many ways, the Berkshire Grey systems are indispensable, in our opinion, for these other anchor customers, that first-degree service, to compete against Amazon. If they want to go to where Amazon is going, which is 100,000 SKU same day delivery. They're going to have to automate, and in our opinion, you can't do that unless you go through the Berkshire Grey systems. That was the first point, which is the market is in fact real. It's here today, and the key decision-makers are making it happen.

The second thing that came out of our diligence was the company's technology, is in fact, best in class. As Tom talked about, the company has multiple components of technology. They have robots that pick things, which are probably the most differentiated in the market. They have robots that sort, they have robots that move things around the floor. It's all orchestrated with proprietary software and artificial intelligence.

It was clear from all the customers, including some of these customers who have senior robotics people who we had access to, that Berkshire Grey's technology is the best. Some of the companies actually did competitions where they took Berkshire Grey's robots and they compared it to all the other robots. One of the customers shared with us the results of that, which is they tested these robotics companies against 50,000 SKUs, and Berkshire Grey's success rate was 85%, and the second was 45%. 85% is really high because some items, you can't pick and sort in an automated way, canoes and stuff like that.

Best-in-class technology, big market opportunity, but in many ways, what was most encouraging from these customer calls is how they think about the business. They think about Berkshire Grey as a solution provider, and that's very different than the way they think about the other competitors. They think about the other competitors as providing a component piece of technology that they then have to integrate. Whereas with Berkshire Grey, they view them as someone who is already integrating all the technology and solving a problem. The problem is either around costs or labor availability or other bottlenecks or inefficiencies that exist in the fulfillment operation.

That point of them being a solution provider came through clearly in all of the calls. In fact, as an example of this, two customers said to me, unprompted by me, that they would like Berkshire Grey, for example, to take their current technology which is solving certain problems for them and extend it to another problem that's a big problem for them. What was interesting is each of these companies named the same problem. That was very encouraging to us because the way we look at this business is there will be several big winners in warehouse automation. We believe, of course, that Berkshire Grey will be the big winner of those winners, but there'll likely be several.

So, Berkshire Grey can be viewed as a go-to partner for automating this aspect of the customer's business. Not only can they take their current capabilities, which we believe will grow dramatically in these customers, but they'll be able to add adjacencies. We're seeing some of that right now. I was just up at the innovation center a couple of weeks ago, and Tom and his team are working on some new solutions, specifically based on what customers need. They're going to grow their current solutions. We think, dramatically. They'll be able to add new organic opportunities. In fact, we think acquisitions will be available to the extent other companies come up with good pieces of technology that can fit into the solution. None of those organic growth opportunities or acquisitions are in the model. It's just based on taking the current portfolio of solutions and growing it with the anchor customers.

We have tremendous conviction around this business. We think it's going to be a very big and important company. We think they've done a great job getting in with precisely the right customers, the customers you need to get into if you're going to be a big company in this business. They're getting repeat orders from all those customers. We believe, based on our interactions with the company and the customers, that those orders are going to keep coming in. This big pipeline, which has literally exploded in the last year, Steve will talk about that, that's just going to continue to convert, like we saw this week, from pipeline to orders to sales. We think this is a singular opportunity. We're really privileged to be associated with the business. Tom, I think I'll turn it back to you. Unless we’re going over the transaction, I think that's pretty self-evident for folks.

Tom: John, thank you. We appreciate all of your kind words and your partnership. Today, from the company, you're going to hear from me. I'm Tom Wagner, I'm the CEO. I'm a former Chief Technology Officer for iRobot, a publicly traded multi-billion-dollar market cap. I’m technical by training, I have my doctorate in artificial intelligence and computer science. In prior lives, I spent time with big companies, small companies, and did 4 years with the Department of Defense as a technical version of service to country.

You're also going to hear from Steve Johnson. Steve, I'm going to brag about you and Mark just for a moment. You'll hear from Steve Johnson. Steve's our COO. Steve is a former hyper-growth executive at Intelex, Hootsuite, and Vidyard, public and private companies that are in the billions. You'll also hear from Mark Fidler, our CFO. Mark spent the last 20 years in technology-oriented, high-growth companies, and has a broad range of capital markets experience. You’ll hear from these two as well.

Probably worth noting, with respect to Berkshire Grey, sometimes folks will be interested, "Hey, I hadn't heard about you until fairly recently." We were stealthy until Q4 of 2018. The reason we were stealthy is, we truthfully didn't have any needs. We were blessed to have very good initial investors, including Vinod Khosla, Khosla Ventures, and Peter Barris. We had an excellent technical team, and we were able to continue to hire excellent technical folks. We had great relationships with early anchor customers. What we were doing during this stealth period was busy making technology, learning what it meant to bring a solution forward to market rather than common technologies, and of course, filing patents and building up the business.

We came out in Q4 of 2018. We then hired Steve Johnson to help build our go-to market team and build our pipeline. We'll talk to you about progress there, but that's a few. If you hadn't heard of us until fairly recently, that's why we were getting into position and building technologies. As a company, what we're doing today is helping our customers transform in response to the changes in consumer expectations.

When we talk about change and consumer expectations, it really has as much to do with the mobile phone in your pocket, as it does the Amazon effect. It's due in part to us all ordering things from sitting at traffic lights, or toothbrush, don't do that. By the way, don't do that, but thanks to mobile, our expectations as consumers have gotten tremendously difficult for folks to meet. We want a very large selection of SKUs. We won't take substitutions. 10 years ago, if you were standing in a grocery store or in a retail store, they didn't have exactly what you want. You take a substitution; you don't do that anymore. We're not tolerant for substitutions.

We price shop up everything. We think shipping is free. I guarantee you that FedEx will tell you that shipping is not free. We want our goods today. We're grudgingly willing to wait for tomorrow, but we're not going to wait for 30 days. Some of you remember the 30 days model, and that's not a viable approach. All these changes and expectations put the pressure right on the supply chains of these different companies of retailers, e-commerce, companies, and so forth.

What this means is they need to transform in order to meet our expectations as their customers, but they are also busy competing hard with each other and hard with Amazon. You've got Amazon setting the pace in any of the markets that they're in, which includes e-com, general merchandise, and today, grocery. You're competing with that. If you’re a brick-and-mortar retailer, by the way, when I say things like e-commerce, I really don't just mean conventional e-commerce from a distribution center, distribution center, logistics company, our front doorstep. I mean, e-commerce in the sense of a brick-and-mortar retailer today who's also working toward order online, pickup in store, order online, be delivered to by store, order online, and be shipped to by the store. That'll even be transparent to you. I would not be surprised if some material percentage of your orders today are being shipped to you from retail locations. If you're a brick and mortar retailer, and you're playing it that way to utilize your locations and to get us our goods more quickly and more precisely.

As I mentioned, all these demands, the pressure goes to the pictures on the left, which are the supply chain operations. The answer, if you're in these businesses, you need to automate. Automation enables you to better meet the demands of today's consumers and to do so in a competitive fashion, vis-a-vis your operating profiles and so forth. Now, this is a busy slide. Don't worry, I'm not going to read you the whole slide. When it comes to operational efficiencies, really on this slide, the one box I want to circle is over to the upper right.

Our solutions generate an ROI. The ROI is often in the two to three years. The reason the ROI is important to me is it means that there's quantifiable value being produced by the automation and by the solutions for our customers. They can quantify that value, and that the systems and solutions payback in an expedient timeframe. That's important, economic value being driven by systems, enabling these operational efficiencies.

When it comes to the TAM, $280 billion is a relevant number for Berkshire Grey and for the business that we do. This is a global annual number, $280 billion. $230 billion of it is, today, done manually. It's the picking up and handling of individual items. The fact that we pick up and handle the items, whether it's for filling e-commerce, for resupplying retail stores, or even handling packages, that capability enables this $230 billion. There's another $56 billion that's associated with more traditional material handling equipment spend, e.g., conveyor, or racking, shelving. Often, with our solutions, we're going in and we're going to replace those with robotic capabilities or other features of our systems. These two together make $280 billion. It's a global annual TAM.

Now, what's most important about that, to me, there's really two facets to that. One, I don't care what model you use and how you approach it. You don't have to work to make really big numbers. This is a huge space that pertains to everything that we buy as consumers. Here, I have some Rain X on my desk. Well, maybe we'll use that product later. Everything that we buy as consumers pertains to all of those operations. The other thing that's really important is the TAM exists today. This is work that's done today. These are numbers of today. This isn't a business aligned against the hypothetical future. This is a business aligned against work that's done today, the TAM is here, $280 billion global and annual. Across the company, I give myself fair or not perfect marks to the slide. Across the bottom, there's some logos and probably what we're trying to communicate to you is that we have deliberately brought in expertise from centers of excellence across the country, both from industrial places as well as academic places. We bring the best of all these companies and more beyond those logos into Berkshire Grey. We did that very deliberately.

I'm former iRobot, we're not iRobot 2.0, we're not Cognex 2.0, we're not anything 2.0. We deliberately went and got folks from centers of excellence. The excellence with the company really started, I can go back to our early investors, the folks like Vinod Khosla, who was shortly followed thereby by Peter Barris, excellent investors we've had from early days and have been helpful. None of them, by the way, are selling in this transaction. These folks are all holding, but they’re holding because we're busy building a very large company. Across the company, we have over 1,000 years of combined experience in robotics. I truthfully stopped counting after we hit 1,000 years, it seemed irrelevant at that point. 75% of all employees, including our sales folks have technical degrees. We have around 30 PhDs today.

Matt Mason is our chief scientist, he's the gentlemen up there in the lower middle. Matt is famous as a roboticist, truly a rock star when it comes to what we do. He's the former director of the Robotics Institute at Carnegie Mellon. There, he owned approximately $80 million a year P&L, which for a university, is large. That means that most of the robotics stuff that you saw coming out of Pittsburgh was coming out of Matt's organization. Matt wrote the book on manipulation and picking up items, and that's partly why we went and got him. Most of us learned from Matt's materials. Hey, Steve, I'm waxing over the technical front with great glee, would you please take over and talk a little bit about the building of the commercial team in our go-to-market activities?

Steve: Thank you, Tom. Great to talk to everybody today, this afternoon or morning, wherever you are. As noted, we hired a number of GMs for the different verticals. Each of the GMs has an average of 32 years of experience, and the thesis really was these are huge spaces. We'll talk about that in a few minutes that we could actually have separate businesses almost from each one of these. Great to have these people on from companies like Microsoft and SharkNinja, et cetera, that have actually added an awful lot of positive impact for the business. You'll see that in some slides ahead. You can go to the next one.

Some of you may have seen this slide before. In 2020, as we rolled out the commercial team, we choose significant commercial momentum. We don't think anyone else could have really achieved this, and there's a couple of reasons. One, the base really has been built from a tech perspective that Tom just talked about, but also just the perfect tailwinds of e-commerce and the rise of e-commerce and the Amazon effect. We went from a pipeline of $100 million to $1.7 billion.

Some key milestones, if you look on the right, we achieved significant traction with our customers as we put dedicated teams on those verticals in the anchor accounts, launched robot as a service offering, got our first customer for that, expanded into Europe. We will talk about that in a few minutes. Then, from a tech perspective, we had a couple of major releases last year, we launched a robotic induction system and got our first customer for that. Then, we launched our next-gen robotic store replenishment system, for which we also got another customer. Next slide.

We focus, as I mentioned, on verticals. These five verticals, we did a bottoms-up assessment to look at the market, each one of these verticals has the potential to be a $billion in revenue. They're huge, they're large. Some of them, if you look at our anchor customers, the anchor customers, many of them go across verticals. It doesn't mean we still don't have a real great need for verticals. We have general managers on top of every vertical, as well as on our anchor customers. E-commerce, if you look below, is a vertical, as well as it goes across the verticals. We have a general manager that's just focused on that because it's unique and different.

Same thing with EMEA. The TAM for EMEA is almost the same size as North America. That was the first place we started investing. We have a team in Reading, UK, if you're familiar with that, great enterprise tech talent there. We're really pleased with that. Some great pipeline has been developed. We'll see a lot from them in the future. APAC is a future region that we'll be launching the TAM there is, again, is also very large. We have one customer, large customer, in Japan, but part of the proceeds from the transaction will be to expand and grow that team as well. Next slide.

From our anchor customer overview, we're really, really honored with these customers. Fantastic that Walmart, Target, FedEx, and TJ Maxx, there's huge upside potential, if you just look at the CapEx spend, they're huge CapEx spends for each one of them. We have dedicated teams on these, and the thesis again was they're large companies and we want to put the dedication, the focus that they deserve. That's done a number of things. We've got, not only orders, the add-on orders and the following orders actually have come through faster.

We still see significant penetration ahead. Mark will talk about this a little bit more, but of our five-year pipeline, $1.3 billion of it is coming from these anchor customers. We're super excited about the things that have, the companies and the deals that we've gotten here. The other part is, as we grow, there'll be a shift from recurring and also to reoccurring revenue, like the robot as a service, or RAAS, as we call it. Next slide.

Just summing up a couple of things, and this is different, a little bit of a different slide from those who've seen the presentation before. The TAM is huge, as Tom talked about, $280 billion TAM. We're really excited about that. We've also achieved a number of additional orders. The update is going from $114 million in orders to date to $148 million in orders. We're doing land and expand. Our existing customers, our plan is to continue to expand those customers, and we're doing that. Also, the backlog has grown from February to now from $70 million to $95 million. 94% of our 2021 forecasted revenues are now under contract. That's up from 85% when we talked to some of the investors before. We're really excited about this and glad that you're able to be a part of this potential and look forward to talking more. Thank you, Tom.

Tom: Thank you, Steve. I'm going to talk about technology and give you a little insight into what we do and how these things work. Earlier, I mentioned picking mobility and orchestration, and truthfully, when I go picking, I'm not giving it enough service, it's very hard to do. Technically, we do it very well and commoditize that in service for our customers.

When you look at this picture to the upper left, picking, that's robots picking up and handling individual items. To the upper right, mobility, as well as to the lower left, another form of movement or mobility, autonomous robots, shovel robots, and so forth. We incorporate the movement in our systems to amplify what we can do with the picking and to deliver integrated solutions for customers that automate very large paths of work, big chunks of the pie chart, if you think about it that way.

Lower right, there's a screen snapshot from our orchestration software. It is the software that coordinates the actions across large systems to ensure that the right work is being done by the right robots at the right times in order to hit order times and truck cut times and other constraints. That's what enables us to deliver the throughput and so forth for customers that we guarantee. We don't just ship one robot and say that's the performance of the robot. Instead, we might install a system with 500 robots, and then make performance guarantees around that system. This is based on them doing the right work at the right times into a robot and so on.

When it comes to technology, I give myself a B- on this chart. If you look to the far left, it's where the capabilities that we're talking about start. It is with artificial intelligence, software algorithms, and so on. The reason I mentioned this, when it comes to robotics, it's easy to get excited by the physicality. You see the movement, you hear the noise, it's automating work. That's great. There's computation running elsewhere, either in the cloud or adjacent to the robot that's doing all the AI processing that enable these systems to enact the work. It's what drives the capabilities.

When you think about the problem that a robot has, if it's doing e-commerce fulfillment, it has to look into a bin tote, figure out what's there, figure out where one item starts and the other items stops, and so forth. It also has to figure out where to pick an item up, what's a good grasp point. Then, once it's figured that out, it has to figure out how to move itself into the bin or tote to get the item, and then to move itself to put the item in the outgoing box or bin. Sometimes, that's based on what's in the box already.

There's a huge amount of understanding and computation that has to happen. AI subsystems for vision, for sensor processing, for grasp planning, for movement, and so forth enable the capabilities that you see when you watch our systems run, and I'll show you a few videos in a minute.

Those algorithms are combined with hardware. The hardware is special where it matters. We have at least 72 patents that have issued through. We have more than 300 patent filings. We make the hardware where it matters, make the hardware where we need to do so to enable the systems to do the work. This includes things like specialized sensor packages, specialized gripper packages, special sensors.

Sometimes, there are process patents around what you have to do with the robot in order to sort and handle items. We've also filed patents against our mobile systems. We make the hardware where it matters. If it doesn't matter, e.g., motors, and if you're in the motors business, you take issue with my statement that I can trade them off, but we buy motors to spec. We don't make our own motors. We make the hardware where it matters. Proprietary AI algorithms, large bodies of software combined with distinguished and differentiated hardware in the middle.

The pane under the far right is those getting rolled into standardized product modules, and I'll show you some of these. We have 15 plus. The standardized product modules are then manufactured by contract manufacturers. When we go to build a solution for a customer, we're taking from those standardized product modules, and we're figuring out which modules belong in the customer solution, where they need to be physically, and so forth. It gives the customer a tailored solution to meet their goods, their business flows, and so forth, and builds on our standardized portfolio of products, which incorporate the proprietary AI in the proprietary hardware.

To help ground all that, I'm going to show you some videos. This is our RPS robotic product sortation system. Everything you see here is ours. The robot is picking from inventory totes to a shuttle robot who is filling orders by depositing the items that were picked into those outgoing boxes. Now, it's very subtle, but if you watch carefully, you'll see the robot move faster into the tote to get the t-shirts than it is coming out. It's because the system understands the t-shirts, and it's trying to maintain stability. It does so by slowing itself down for that item.

In this case, the system can tell the items are smaller and automatically switches out the end effector, and it keeps picking. That's autonomous. That’s not tele-operated, the system just does it. When orders are complete, boxes are ejected. That box will go wait on a queue to get loaded onto a truck. New boxes are fed automatically into the system, and the system just keeps moving. Pick from inventory, sort to location, automatic ejection of filled orders, and automatic incoming of new empty boxes. This is the RPS module. This is one of our standardized modules.

This system will look inherently very different to you. This is an MRF mobile robotic fulfillment solution, same picking technology. That's a sub-module or sub-system for our systems. In this case, our mobile robots are managing the inventory, managing the orders, bringing the goods to the picking robots who do the picking, then to fill orders. If you are a retailer who does e-com, this system enables you to, if you want, to use the same underlying inventory to supply stores as well as to fill the e-commerce orders. That's a bit of a magic trick for people in the industry. Wait, there's more.

We, in the last couple of weeks, announced a gen two of our mobile robot, same capabilities as the one I just showed you. What the gen two can do is handle large items without using bins or trays. It means that, for instance, high volume SKUs like bottled water, heavy bags of dog food, heavy kitty litter, and so forth, can be handled directly by the robots. Customers then don't need to use trays or put items in trays in order for the automation to handle them, the automation can just handle them. These mobile robots also, you can see that they weren't close together at speed, good tolerances.

We also are able to drive under our storage locations, which means that the entire area is a potential freeway and helps us to have particularly good throughput for some of our operations. You can see them intermittently handling bins. They still have that capability, but the novel piece is now we can handle the large items directly. Another one, this is an RPSI robotic products sortation and identification. This is a package handling system. We have disclosed a customer with FedEx. What these systems do is sort packages. If you're in the logistics business, this is what you do all day, every day.

Now, I'm deliberately taking this back, I'm going to hold it here for a minute. Look at the input string, you see all the bags, boxes, you'll see some mailers in there. That's hard, there's no automation for this input stream today, with the exception of our system. Those small packages are what come out of your e-commerce process. So, when you order the toothbrush sitting at the traffic light, don’t do that, or you order a pack of batteries or you order a jacket, it's right here in front of this robot on this input stream, the robot can automatically singulate the items, scan them using our patented scanning technology, and sort them to the right outgoing locations.

Again, if you're in these businesses, that is your business, you take it in, you sort it, you move it to the next node, you break it up, you sort it again, they go to different nodes, and you repeat the process. That ability to scan the poly bags is something that we're particularly proud of and the ability to handle all of these items with one system. It's actually analogous to the e-commerce problem of batch pick or wave pick items and sorting those to your outbound orders. I think that it's a special thing that we do.

I've got one more for you. This is multiple of the RPS systems put together to form a solution for a customer. Here, we're orchestrating the flow of the inventory between those robots, right work being done by the right robots at the right times in order to fill the right orders, in order to hit all the constraints. You can see the flow of goods. Same picking technology. That's a sub-system robot picking from inventory, filling orders by putting in items into the outbound shuttle robot.

We are particularly pleased with this installation. This installation was commissioned and went live a bit before COVID. When COVID hit, this customer was a general merchandise customer and grocery customer, which means that they were very, very busy and had been running essentially at peak since last March. When COVID hit, they were able to flow the demand to these systems, and it saved them from adding second shifts in many cases. We're very proud this was commissioned. They were able to flow the COVID-based burst to these systems. I'll let it run just a little bit more. Orders complete, they're rejected, and so forth. You get the picture.

Within the last month or so, we've also announced a business activity with SoftBank around a highly automated 3PL that they are standing up, and you can go to the press release to refer to their commentary. The reason I have this in here is to illustrate something that we get asked about, which is when you ask Mark about the financial forecast, we continue to spend on engineering, and what we're doing is we have roadmaps of where we want to go, capabilities we want to add. Sometimes, that's about possible future new products. Sometimes it's about new capabilities.

An advanced capability that we developed for the market in Japan is called Careful Placement. It means we reason about the SKUs that we're handling in order to not mark, damage, or even this outer cellophane on these. Here, I have a package of ping pong balls just randomly by my desk. This package of ping pong balls has cellophane on it. In the United States, if the cellophane was scratched, we probably would not return the ping pong balls. In some countries, the scratched cellophane is analogous to damaged product, and we will return.

For Japan, we have specialized AI. The reasons in a very detailed fashion about the forces that we apply to these things, and that happens also when we pick on them, it happens when we put the items in the outbound boxes and so forth. The reason I'm mentioning that is that that's an advanced capability that then we can turn around and offer to our other customers as an upgrade for their existing systems, where much of that capability is driven by software. We continue to develop more and new.

This is a busy chart. Don't worry, I'm not reading it to you. You can study this at your leisure. What we're doing is comparing the capabilities that we have in-house at Berkshire Grey with, for instance, traditional unit sorters and so forth. The take home message is we have and continue to develop a very full portfolio of capabilities. We believe, based on understanding of market and so forth, that we are in a particularly unique position with respect to being able to automate large bodies of work and fulfillment centers, and to be able to build the bridge from today to the highly automated future, not so far off for these customers and for the distribution centers. You're welcome to study this at your leisure and compare our capabilities to some of the more conventional material handling equipment providers and other technologies that people might be using. Mark Fidler, sir, could you please take over and give us a financial tour?

Mark: Sure. Thanks, Tom, and good afternoon or good morning, everyone. First, I'd like to just touch on this notion of commercial momentum that we've been talking about. Given that the TAM is enormous, we've said it's $280 billion TAM, hundreds of billions of dollars combined with the fact that there's been very little penetration of automation to date. There is just really feeling a sense of urgency around the need to innovate in order to compete and that we have the solution that they need in order to compete.

We knew that the market was there for us to grab. We've proven this with the amount of commercial moment that we've built in such a short period of time. When Steve came on board in late 2019, he really didn't start to get to build out his commercial team until 2020. That's when we really turn on the commercial engine per se, and start to grow our pipeline, growing that pipeline from $100 million to $1.7 billion within really just a year.

Our plan shows growing our revenues to over $900 million by 2025. Even at that point, that's still just an overall tiny fraction of the market. We really want to grab a lot more. With $95 million of backlog today, we have very good visibility into our revenue for not just this year but into next year as well. Couple of points on revenue next, which will evolve over time. Our anchor customers are expected to generate a substantial amount of revenues over the next few years. As we continue to build out our commercial team and broaden our customer base over time, about half of our revenues will be from new customers by 2025. That will evolve as we move on through the years here.

We also expect that our recurring revenue and reoccurring revenue streams will grow and evolve over time as well. We basically have two pricing models today. We have your traditional CapEx or equipment purchase pricing model, where the customer buys the system from us upfront. They make some milestone payments throughout the installation period. There will also be a recurring revenue stream under that pricing model in the form of software maintenance, which they will pay to us annually. The other pricing model that we have as Steve talked about, which is robotics as a service.

This is a different pricing model in which we at Berkshire Grey will continue to own the system, and we will maintain the system at the customer site. The customer will then pay us an annual fee to use the system for a fixed period of time. That can range anywhere from 3 years to 10 years. This is a higher-margin revenue stream. We have a tremendous amount of interest in it. Now, we already have customers under contract with us, and we expect this to grow over time.

Now, we modestly assume that our recurring revenue streams will grow. By 2025, 5% of our revenue stream will come from our recurring revenues under CapEx models. These have maintenance fees. Then, another 5% would be sourced from the RAAS pricing model. A total of 10% of our revenues will be from recurring streams by 2025, but we expect we can accelerate that. Over time, that will continue to grow beyond 2025. Let’s go to the next slide.

A little bit about our gross margins and adjusted EBITDA margins, which again, will expand over time. Scale will be a big part of that. Scale allows us to leverage our overheads. Scale also allows us to tap into volume-based pricing with our contract manufacturers. We have an asset-like business model, where we utilize contract manufacturers to do all of our manufacturing. We do not have to build factories; we don't have to use any of our capital to build factories or hire armies of people to support that.

We also will continue to invest in engineering programs to continuously reduce the system costs so that our component and unit system costs will decrease over time. The scale, combined with our engineering programs to reduce our unit systems costs, provide us really good visibility on how to achieve our gross margin targets. 2025 is the year which we start to approach a run rate operating metrics of about 50% gross margins and 25% adjusted EBITDA margins. Although we're going to continue to invest in OPEX, we'll do so at a slower pace than our overall revenue growth, which will expand our adjusted EBITDA margins as well. Go on to the next slide.

A few things that provide some upside opportunity to our forecast, and none of those is baked into our plan, but there are some things that are, as a result of the transaction, that I think we'll be very well positioned to take advantage of. For example, accelerating the recurring revenue streams. We can accelerate the investments that we're making in sales and marketing and operations and other infrastructure resources in order to support our Robotics as a Service pricing model and increase the software services scopes to leverage the install base and grow our recurring revenue streams with our install base, accelerating sales.

Steve talked about expanding into the APAC region. We have a small team, and we can continue to expand that much faster. Inorganic relationships, strategic partnerships to focus on expanding our go-to-market strategy, as well as potential M&A activity, where we can pursue acquisitions and broaden our offerings even further. Then, finally, adjacencies, expanding our product portfolio to beyond the technologies and solutions that we have today, not just to better serve our customers in existing markets, but also for new customers and new markets. None of this was baked into our plan, and all of it would represent upside to our plan. Tom, back to you.

Tom: All right. Awesome. Thank you. A few thoughts, and then we'll take questions. One, TAM is large, TAM is present. Two, with apologies for any hubris, our technology is good. Our technology is good, we're in a good position. Due to that, we do pick a picking, we do mobility, and we do system orchestration all under one roof. This is what enables the Intelligent Enterprise Robotics, and we think that is special.

Steve talked about commercial momentum, growth and pipeline, and so forth. We mentioned a couple of times the grocery order for Monday, the increase of backlog to the $95 million, and then we have 94% of 2021 forecasted revenue under contract. We've talked about momentum. We think the macros around this business are tremendous. We are privileged to be in a position to help our customers, we think our customers are transforming. Now and in the short run, then we're going to be very busy helping them, and we're very privileged to be in a position to do so. I think that the tiny elements here are also present and good. With that, I'm going to stop sharing my screen. Cody, I think we will move to questions, and you are moderating this process.

Cody: Yes. Thank you, Tom.

Tom: Thank you.

Cody: Thanks to the rest of the panelists. We're going to use the balance of the time here to take questions from the audience. If you're not familiar in the Zoom platform of how to do that under a webcast, there should be a button at the bottom that says Q&A. Feel free to either type in those questions there, and I will moderate them accordingly, or you can always send me an email. Let me just pause as we get a couple of queued up. First question has to do with yesterday's news announcement, $23 million grocery order, noting that we didn't raise guidance for the year. Can we talk about who that order is with? How does grocery relate to general e-commerce? How do you think about the guidance given the fact that your orders seem to be going higher? How does that position you for 2021 and following years?

Tom: Sure. Mark, I'm going to go ahead and get started and you're welcome to chime in. As I said we're off to a great week and we're excited about our progress and where we are with customers. The $23 million plus grocery order is for grocery picking. It relates to e-commerce, and in both of these cases, you have to be able to pick up and handle individual items with a robot, and in the grocery case, get it into outgoing bags rather than outgoing boxes.

Something that's interesting in the grocery space is, for instance, with these Cape Cod potato chips, we don't crack the potato chips and we don't smash the bag. It's because the systems are intelligent, and they understand when they have it. They understand how much pressure to apply. We're able to pick up these things, put them into the bags, and so forth.

It's the same underlying technical problem that we saw when we do the e-commerce fulfillment. That's where the Rain X on my desk might come in. By the way, we can pick this up the bottle is hard to shape. We can pick this up and then transfer as part of the account. This is another e-commerce item that we can actually handle, but the behaviors for the robot are the same.

What's important from a business perspective for grocery is that what we're enabling is the app-based online ordering model that so many of us have become familiar with due to the pandemic. I think in our press release, we cited a statistic that's better than 50% of the folks in the United States will by 2020 be trying the app-based and online-based grocery model. Folks in the industry see this as a growth area, and it's important that we're playing there and offer systems into that space. With respect to the $23 million and guidance for 2021, we have reaffirmed our 2021 guidance. The $23 million, as is sometimes the case with our order, pertains also to next year as well as this year. We didn't raise guidance for this year. Mark, correct me if I'm wrong, we will offer thoughts about next year in our coming earnings call.

Mark: Correct. That's correct.

John: If I could add just, Tom, please. I think the way to think about this is the company's projections show over the next several years this becoming a very big and consequential business, and as you see this unfold, and at least my expectations as to how this will unfold, you have a substantial backlog which are opportunities the company is actively engaged with. Those translate to under contract. Then they translate into sales. I just think what you're going to see and what this week is kind of first evidence of is that process happening.

When I talked to one of the customers, they talked about how the system was being installed in one facility. This was back, January-February. They said if that installation goes well, they want to put that same system in 115 facilities. Now that installation has occurred and has been tested and the customer's reported that it's meeting all expectations. Now what will happen is then they'll get orders for whatever four or six new facilities.

Then once those get installed, then slowly they'll work through that potential backlog of 115. The company is not changing its guidance at this point, but what you're seeing with these new orders is that process occurring. In many ways, there's decent visibility as to where the projections are going to come from with the company because it's in the backlog and the vast majority of anchor customers. Those anchor customers' needs are fairly well-understood by the company.

Cody: Great. Thanks, John. We're going to take our next question here. It is the implementation of warehouse automation systems can be labor, resource intensive. Do you plan to handle implementations exclusively or to develop implementation partnerships?

Tom: The answer is yes. Steve, I'll start. Then I'm going to ask you to expand. Mark, you too. On the implementation side, we have a team that does the implementations for us. We call them deployment, think about, often that's scalable because what we're doing is using an outside resource to do some of the physical heavy lifting. We've continued to invest in those relationships as a scaling model for us to help support the growth that we're experiencing and so on. We also have a partnerships program and have announced, in fact, Steve, on Monday we announced some new partnerships. Would you just like to riff a little bit on partnerships programs vis-à-vis the question and in general perhaps?

Steve: Yes, sure thing. To scale, we know we're doing a lot of the specific BG things, but we announced three systems integration partners Monday in the financial press release that we did, plus one software application partner. Those are the two partner types we have. Those system integrators, some of them are global, so they help us, and we already are working with them on implementations currently so that's how we're planning on continuing to scale and there'll be more, some are geo, some are boutique, some are vertical focused, and that will help us as we continue to scale.

Tom: Cody, I'd like to just riff on the scale for a minute. One part of this is the implementation. The other part of this is how do we scale our ability to make the solutions for our customers. We deliberately very thoughtfully developed a contract manufacturing and management process for that. It would have been easier in the early days to use screwdrivers and put together our own systems in each case and so forth. We instead invested in all the infrastructure so that we could outsource the manufacturing of these systems and we could grow without having to do it organically and at a high rate by utilizing multiple contract manufacturing partners and so forth. That's another element of scale. Mark, if you have anything you'd like to add, please.

Mark: Likewise on the install side as well, to Steve's point, we're utilizing not just partnerships but also other relationships that we have on the folks who can actually turn screwdrivers and hammer away to really tap into their resources both regionally and globally that we need at any given time to handle the amount of project installations that we're talking about here. Leveraging again, utilizing and making the investments in the areas of technology, sales and marketing, et cetera, and not having to spend our money and investments in capital in factories and labor to install the systems.

Cody: Okay great, thank you. I got a question emailed to me that, I think, is on point just given where we're at today in the market, and that is an ESG angle of the business that you guys are building. How does it play into that ESG theme given automation software and the forward-looking technology you guys are looking to commercialize here?

Tom: Steve or Mark, anybody want to take it?

Mark: Well, there's a few things that that we're doing as a company to focus on ESG. Broadly speaking, in the automation industry, what we're doing with, when you're looking at what a fully automated facility looks like, you're able to significantly reduce the footprint size of the facility, and more efficiently use that facility. You can actually cut down the facility size, cut down energy consumption, et cetera, so the overall footprint sizes on a go-forward basis become much more efficient.

Now, us as a company, there are certain initiatives that we're doing to promote ESG more broadly. We have a Picking with Purpose program, which I'll let Steve or Tom get into more detail around that, where we're actually utilizing our technology center here to put together meals for families in need. We're now becoming a public company. Diversity is becoming a much more focus for us from an employee standpoint, as well as the board of directors with two women joining our board. These are some of the other initiatives that we're focusing on from an overall ESG and we're going to continue to evolve our ESG programs as well.

Tom: Mark, I'm going to expand on Picking with Purpose. Picking with Purpose, what we're doing is automating the creation of food boxes for those in need, and typically, make use of food banks or food pantries. We take donated food, break it out into care packages or care boxes with our systems. To date, we've sorted over 84,000 pounds of food and created more than 34,000 meals. These meals have gotten to City Harvest in New York and the Greater Boston Food Bank. That was the thing that we started during COVID, and what happened during COVID is what you would expect, volunteerism was down significantly, by better of 50% and demand on those resources was up by more than 50%, so we initiated the program to step in and help. We're still doing it and we're working to make it a persistent activity for us as a company.

John: There's another angle that also we are very excited about from almost a policy perspective, which is if you look at Berkshire Grey's customers, they're all hiring people at incredibly rapid rates. You go one after another. I mean Amazon, not a customer, but if you look at how much they’re hiring right now, and the same thing is true with Walmart and Target and Fedex, the whole e-commerce digital economy world is a massive net hirer of people and in today's economy, they can't find those people, I mean obviously that's a very positive business dynamic and accelerating automation. But the other thing that happens is that a lot of the jobs that the systems that Berkshire grey installs allows companies to not have people doing certain jobs that they largely don't want to do. In other words, in our conversations with customers they said that the jobs kind of picking and sorting are the jobs that they can really only get people to do if they promised to give them something else. So, what this inherently does in industry that's growing is it allows companies to gear their workforce towards upscaling people. Right, which leads to higher pay and higher standard of living, so to some extent in an industry that's growing really rapidly. That's going to be a net creator of jobs, which is e-commerce fulfillment. Putting in systems that effectively they allow the scarce number of employees, that you can in fact get to move into jobs that have more skill and better pay, we believe, leads to more sustainable communities and is very positive as part of the ESG.

Cody: Right thanks John. So, I’m going to flip back over to a couple questions I got and I’m going to stay there on labor. So, labor availability has been an especially hot topic in recent months, how is that changing customer discussions around automation. Maybe John you kind of answered it but anybody else have a thought on that.

John: Well, I answered it in a very glancing way by just pointing out that Berkshire Grey’s customers have a hard time finding people, I think, Tom and the team can talk about how that's translating into an acceleration of interest in the in the products.

Tom: Yeah, across the industry labor is one of the top three issues that everybody's facing. The pandemic exacerbated that because it also spiked demand in different ways. Even if, even if I go back in time before the start of the pandemic, the question of if I want to do all these operations, I need to offer more capabilities, because essentially, I’m shipping, making sure that the right items are in the right places at the right times in the right quantities today, to a degree that I have not done previously right. So, net-net there's more that needs to be processed. Somebody in the industry, trying to figure out how to do that in parallel with being unable to hire and even if they could hire the operational efficiencies and the costs associated with the labor don't really make the business work very well and so labor is an issue has been an issue. And today you don't you don't have to work at all in order to find companies in our space talking about the labor availability issues.

Cody: Great thanks Tom. Back to the $23 million order, can you confirm, was it for a new customer, existing customer and is that for a single facility/store, or is it across multiple locations.

Tom: It's across multiple locations. Here's when we get. We're not disclosing things that pertain to customers for everybody's benefit. The reason we do that sometimes is that we often have insight into customer's supply chain strategy, and we view that as very much their information to hold. It's our job to provide them with technologies and solutions in support of their mission. We typically don't like to disclose things that pertain to people's supply chain strategies or how they're approaching that. I will say that the $23 million is multiple facilities.

The other thing I've actually underlined, something that we've mentioned in the press release too, which is when we talk about the same-day grocery, and I showed you my potato chips earlier, but I have a potato on my desk that I'm just dying to hold up. So, there's a potato for you. I'm looking for other interesting produce. I have cookies but I can't reach them, I can't reach the coffee. There's more groceries here next to me.

When we talk about those things as important is that we can do grocery handling in distribution centers at scale, filling individual orders, or resupplying stores. We also can and have systems running in micro fulfillment operations backup store, which means that a brick-and-mortar location, there's automation helping that brick-and-mortar location to fill those orders, which is actually very important as a retailer because you want your people in the store to pay attention to your customers in the store. The automation enables them to focus on the customers that are in the store but to get that order stream out that's app-based or internet-based and so forth.

Cody: Got you. Thanks, Tom. Next question. How does BG work with existing warehouse management systems? Do you tie in with those existing systems, like Manhattan Associates?

Tom: We do. Steve, I'll start. I know you have interests in the software, so if you want to jump in, great. When it comes to existing WMS systems, folks familiar with the industry will know that there's a multitude of systems, and often they have been slightly vague for a given distribution center, a given customer. We have a set of APIs that we use to interface with existing WMS systems. For us, that's a very manageable process. We're able to go in and do the interfacing and set up systems in a very timely fashion due to the API approach and the way we define those interfaces for those systems. Steve, is there anything that you would like to add.

Steve: Part of our sales cycle is looking at the ecosystem and the systems, the different software that's there we integrate within a lot of different systems. That's a standard part of our engagement.

Cody: Okay, great. Thanks, Steve and Tom. Next one is an interesting one. Is there a plan to foray into other industries that deal with heavier objects? What's the pipeline beyond some of the products you talked today about, Tom?

Tom: Sure. Since my finance guy is on the call, I have to do a prelude like this is all model upside. When it comes to heavier items, and we do occasionally get asked about that, the systems, one way to think about it today, of course, I'm just dying to pick up this tote that I have. Here's a tote. Part of what we do is pick up and handle and sort items within the tote.

The way to think about the size is that a huge volume of dollars moves around things that are of a size that go in a vent or a tote on a conveyer belt. As things get bigger and heavier, there's generally less volume in those things. BG, even a Dick's Sporting Goods doesn't sell 99% kayaks. They sell a mix of stuff. When it comes to heavier items, the software generally doesn't change. We can revise the electro-mechanicals to pick up and handle heavier and larger items. That would be a business-dependent decision about bridging the technology in that space. It's a very reasonable thing to do. Again, if we bridged into industries that benefited from that, anything that I talked about is on model upside with respect to the financials.

Cody: Great. Next question from the audience is, does BG have a customer, or is targeting customers that would require cleanroom capabilities?

Steve: Good question. There's been some yes.

Tom: That's right. That's a sufficiently good answer.

Cody: Let's see. This is a bit of a longer one. The ability to balance and alternate between productivity and responsiveness is increasingly important in today’s same day, next day delivery environment. Does your system software include some of these capabilities, or is this something that is generally handled by a system such as the facility WMS?

Tom: The answer is, it depends. It depends on how that's going to get enacted. For our systems, we can reason about truck cut times, the order must be done by times, temporal constraints, timing constraints. If you wanted to flow those in a way that said you were flexible over a span of days, those are things that we could factor in, but whether or not to do that is a customer decision, it's a business decision. It pertains to what their commitment is with respect to those orders.

I think if you see growth in that area, then you'll see more customers and more companies in this space wanting to be flexible and looking for the optimization analysis and so forth, which would involve us because we're going to enact this. We're going to enact the work that pertains to that.

Cody: Got it. Okay. I know we have a bunch of people on this call, institutional investors, retail investors. I think there's one question out thereof, what's going to actually happen to RAAC's shares once the transaction closes? It's more of a SPAC mechanics question. I don't know, Mark, if you want to take that one, I can certainly take it. Let's give folks an idea of what's going to happen when that deal closes and when it switches over to your new ticker.

Mark: Well, basically what's going to happen upon closing, the RAAC NASDAQ symbol will change to BGRY. Then all the shares will be traded under BGRY, and for all intents and purposes, that's the only change.

Cody: Great. There is a question about what is the current enterprise value of the company. I would just probably say refer to the investor presentation that's filed, there's a pro forma enterprise value of $2.2 billion. We won't know the current enterprise value until the redemption period is complete and the transaction is closed. Stay tuned there, but it's roughly around that valuation.

The next question is do you have any cold storage non-ambient installations?

Tom: Yes, when it comes to cold, the first question I want to ask is how cold. Folks familiar with the industry will be familiar with things like, ambient, chilled, and then when you get into freezing, there's the freezing the way most of us think about, then there's really frozen for perpetuity kind of degrees of temperature. We can operate in non-ambient environments, and the degree to which we, if you make it really cold, I can make it so that I have to modify the system a little bit in order to do that, but there's a whole range of between ambient and between this super cold and so forth, and we can operate in those spaces.

Cody: Great. The next question is around ROI. What are the factors in your customers' ROI calculation?

Tom: Steve, I'm happy to get started. I'm happy to take a serve if you'd like.

Steve: Sure. I'm happy to take a quick stab at it and then you polish it off. How's that? Labor, our ROI model, typically, the payback is two to three years. As Tom says many times, he'd like it to be a lot longer than that, but it's heavily on labor, what they actually, how much labor they're spending, or in many cases, they can't find the people to do the work, so supplementing that as well as forecasted future labor, as most of these organizations are growing rapidly and continuing to scale and grow that. That's typically what is looked at, and then there are a few other factors that are tied in that. Tom, if there's any left, add to that.

Tom: Labor availability, the automation of the work, and then there are some extra capacity calculations. Folks view those differently based on how they feel about peak and how they feel about back-to-school and how the business flows. That's a good list. Actually, Cody, I saw something in my side pane about the "big objects" question. It included something about furniture and construction materials. Let me just readdress that if you would.

When it comes to heavier items, we can pick up and handle bigger and heavier items. We have to make the robot workspace bigger, but it's not a heavyweight change, meaning that the software that we have today that does the picking for e-commerce and so forth. We would just apply forward to the bigger stuff. It's electric mechanicals. I need to have a bigger or different gripping apparatus, I think they have a bigger workspace, a bigger robot, but those are all manageable things. It's still with the footnote that my financial guy wants, just like that's on model upside. We don't have that built into the model. All right, Cody, back to you, sir.

Cody: Thanks, Tom. Maybe staying with you, I've got a question about you guys talking about AI in your systems. Can you expand upon that? What's in it? How do you think about AI and the future?

Tom: That's a really good question. I'm actually going to start with, when I keep saying system orchestration and we're reasoning about the flows between the robots, if you think about a field with 500 or 1,000 mobile robots and reasoning about the work that has to get done by those, that's a planning and scheduling optimization problem. That's actually a body of AI that is not intuitive but lives in our systems and our technologies.

Now I'm going to jump way over to the picking. When we talk about robotic picking, and a robot picking up and handling individual items like my Rain-X here. I'm going to lift back up my bin. If you're a robot doing that job, you have to look in this bin or tote, figure out where one item starts and the other item stops, figure out where to grab it, where to pick it up, how to move it and so forth all in real-time. You don't know in advance where these items are going to be positioned in the tote, and you don't have perfect models of this pair of socks or this kitty cup thing. You don't know it. You don't have perfect models of these. You have to figure all that out in response to what you see with your sensors.

The robot in a very real way is continuously processing the world, understanding what's there. You can think of it as machine vision meets sensor interpretation, meets motion planning, meets grasp planning. All of those words are our AI subsystems that we have that we've developed that run. It's what enables us to pick up and handle things that are hard. This thing's top makes it harder, but we can pick it up. This bottle's top is hard, we can pick it up. The Cheez-Its are going to be eaten after we get off the call. See, the potato chips, not crushing them is hard, that takes the intelligence.

You get the idea. There's an awful lot of AI in there. I said this before, but when you watch a robot, it's really exciting. It moves, it makes noise. What a privilege that I have to close my door to get the noise of the robots out of my office. That's a beautiful thing. Those capabilities are coming from AI algorithms and software that are running on a compute stack, married with very special sensors and hardware that enable the robot to understand the world and figure out what it's supposed to do in response to what's presented to it.

It's very different than, for instance, if you see robots in automotive. If you see a robot doing a welding a car or painting a car activity, most of the time those robots are executing movements that a human engineer gave to the robot in advance. "Hey, do this, and do this again, and do it again. Do it the same way." The robot doesn't really know that the car's there, they don't know the shape of the car, it's not figuring anything out, it's doing something by rote.

Our robots don't have any of that data. They have to figure out in response to what they see, what to do and then they have to think while they're doing it, "I'm not going to break the potato chips when I pick them up.

Cody: Is this a situation where, as you have more picking attempts, your capabilities just get better and better because of that AI.

Tom: Our systems will work out of the box and hit performance metrics out of the box. They learn online as they go and they get better as they go, but they already hit the metrics out of the box and that was truthfully, it would be hard to have a business where your message is, "Hey I'm going to be non-performant for two to five years while my systems get really good, and then you'll like them." We work out of the box. That was partly what we were doing in stealth mode is developing the technology so that it enables us to solve these problems and ship a thing that works, even while it improves.

Cody: Got you. It looks like we got two more questions. Again, to the audience, if you have any questions that haven't been answered, just please type them in the Q&A window.

How has COVID impacted your business and its outlook? I know there's a broader e-commerce momentum. I would assume that COVID has certainly accelerated that. How do you guys think about the lift you've seen due to COVID?

Tom: Folks, I'll start. If anybody wants to support, that'd be great. For COVID, it has accelerated the trends that were already in place. It's not that somebody flipped the light switch and suddenly the world realized we had to automate due to COVID. Folks were already working to automate to meet the change in consumer demand and consumer expectations. They already had pressures around labor availability, needing to do more operational efficiencies, and so forth. Those already existed.

Now when COVID hit, it exacerbated all of those challenges and accelerated our behaviors as customers and this goes back to the statistic of by 2022, more than 50% of the folks in the US will be using online grocery and so forth. We have seen an acceleration of those trends and our customers are, we're already more than alert to the need to change their supply chain operations and now they're extra. Steve, you're welcome to offer, or Mark.

Steve: That's great. I'll just add, I just think the Amazon effect was a driver prior to COVID, it's still going on.

Cody: Okay. Let me see, just filtering through here. I think we've captured most of these questions. Maybe one last one. Can you talk about the driving force for BG going through this transaction now? What do these proceeds give you? Why go public via this SPAC transaction? We can end on that one.

Tom: Great. We are able to stand for our customers and tell them that we'll be independent and that we are here to support them today and into the future. We've always had a goal to go public and we told customers that we are not looking for a rapid exit and so forth because we want to stand for the customer, tell them we're going to be here with them in the long game.

There's, of course, a capital that comes out of the transaction. John Delaney pandering into my panel, the John Delaney in the RAAC also had a value prop. He and Steve Case have an enormous amount of experience growing successfully, publicly traded companies, we're very excited to welcome them to our ecosystem of stakeholders and advisors, which include people like Vinod Khosla and Peter Barris. We're very excited about the transaction and we're very positive on our current position vis-à-vis customers and progress.

Mark: I would just say, look, the timing is right. We have a proven technology with an anchor customer base of Walmart, Target, FedEx, and TJX. The tremendous amount of commercial momentum that we've built in a very short period of time, and we're sitting on a $95 million backlog with great visibility into revenue for this year and into next year. With partners, with John Delaney and Steve Case, the time was right. We've got great partners, and we think it's an excellent outcome for not just us, but for our customers and shareholders as well, so the timing is good.

John: I would also add the customers were, in fact, very excited about the transaction. That was something that in our calls with them, we obviously were focused on, which is that Berkshire Grey had been in stealth mode for a while working with these customers, then it came out of stealth mode, was selling, and what would the customer's reaction be? I think the point Tom made earlier is a very, very important point, which is that the customers have a very interesting relationship with Berkshire Grey. It's very different than the relationship they have with other vendors as best I can tell, and this would come through consistently because they share a lot of information with Berkshire Grey about their plans. And again, that comes back to this notion that they really view them as a partner. One of the customers, for example, said “We let four companies under the tent in terms of what we're planning on doing” and, by the way they added Berkshire grey did by far the best compared to any other companies who had access to this proprietary information. And they know they have to do that for Berkshire grey to be successful at solving their problems, but they're also someone uneasy about it because it is very proprietary. And, in some ways I think what Berkshire grey is getting is kind of this collective intelligence about what the most cutting-edge automation plans are in this industry. And, probably, they may now, and they certainly will in the future, probably have more insight into this industry than anyone because they're basically hearing it from all these companies, what they're doing and let's face it, they all have slightly different plans they all have slightly different problems, some of the problems are applicable across all of them etc. So, we actually think that's an asset for Berkshire Grey because pretty soon they'll see every problem that needs to be solved in this in this warehouse automation world and things they learned on one customer can be applicable to another but it's a fine line. And I think the notion that Berkshire Grey, will be a standalone independent company, and not sold like Kiva was, which I think you and you heard this from some of the customers, they were customers talking to keep and then suddenly the rug got pulled out from under them and next thing you know it's owned by Amazon so I think the customers were very happy about this transaction. Number one because they're very fond of Tom and the team, and I think they were just happy for them that the company is doing so well. But the second thing is, I think they're happy for themselves because they're going to have a standalone independent company as a partner, and they can continue to invest the time in this relationship and invest the sharing of this proprietary information in this relationship knowing that it's you know going to stay is this independent business. So, the feedback from the customers on this transaction, which is something we're all you know let's face it, anxious about was very, very positive.

Tom: John thank you and thank you for your kind words. Cody I actually, Mark I appreciate that you expanded on my capital statement that's right. The momentum is good. Were in a good position, and right now is the time to accelerate as a company, so that's a really good put. Cody over to you, sir.

Cody: Yeah, I think we're wraps here. I'm not seeing any other questions really appreciate all of our attendees spending the time and, of course, thanks to all the panelists. Tom, I don't know if you want to take us out, but we appreciate your time.

Tom: Folks we appreciate that you spent the time with us today, we hope you'll continue to follow us, we are excited and positive on our future and we're happy that we're going to be here to help our customers to transform their operations which will continue to support us as consumers. Thank you again for taking the time today.

John: Thank you.

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to a multi-phase follow-on customer order and the proposed transactions between Berkshire Grey, Inc. (“Berkshire Grey”) and Revolution Acceleration Acquisition Corp (“RAAC”). Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding a multi-phase follow-on order, the proposed transaction between Berkshire Grey and RAAC, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of RAAC’s and Berkshire Grey’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RAAC and Berkshire Grey. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, (i) the risk that not all phases of the follow-on order will be completed successfully or that the order will be cancelled by our customer as may be permitted under certain circumstances limiting the revenue that Berkshire Grey will receive; (ii) the risk that the proposed transaction with RAAC may not be completed in a timely manner or at all, which may adversely affect the price of RAAC’s securities, (iii) the risk that the proposed transaction with RAAC may not be completed by RAAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RAAC, (iv) the failure to satisfy the conditions to the consummation of the proposed transaction with RAAC, including the adoption of the merger agreement by the stockholders of RAAC, the satisfaction of the minimum trust account amount following redemptions by RAAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (v) the inability to complete the PIPE investment in connection with the proposed transaction with RAAC, (vi) the lack of a third party valuation in determining whether or not to pursue the proposed transactions with RAAC, (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement with RAAC, (viii) the amount of redemption requests made by RAAC’s public stockholders, (ix) the effect of the announcement or pendency of the proposed transaction with RAAC on Berkshire Grey’s business relationships, operating results and business generally, (x) risks that the proposed transaction with RAAC disrupts current plans and operations of Berkshire Grey and potential difficulties in Berkshire Grey customer and employee retention as a result of the proposed transaction, (xi) risks relating to the uncertainty of the projected financial information with respect to Berkshire Grey, (xii) risks relating to increasing expenses of Berkshire Grey in the future and Berkshire Grey’s ability to generate revenues from a limited number of customers, (xiii) risks related to Berkshire Grey generating the majority of its revenues from a limited number of products and customers, (xiv) the passing of new laws and regulations governing the robotics and artificial intelligence industries that potentially restrict Berkshire Grey’s business or increase its costs, (xv) potential litigation relating to the proposed transaction with RAAC that could be instituted against Berkshire Grey, RAAC or their respective directors and officers, including the effects of any outcomes related thereto, (xvi) the ability to maintain the listing of RAAC’s securities on The Nasdaq Stock Market LLC, either before or after the consummation of the proposed business combination of RAAC and Berkshire Grey (the “Business Combination”), (xvii) the price of RAAC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RAAC plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting RAAC’s business and changes in the combined capital structure, (xviii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xix) unexpected costs, charges or expenses resulting from the proposed transaction with RAAC, (xx) risks of downturns and a changing regulatory landscape and (xxi) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RAAC’s definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) related to the Business Combination has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2021 and other documents filed by RAAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither RAAC nor Berkshire Grey presently know or that RAAC and Berkshire Grey currently believe are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RAAC’s and Berkshire Grey’s expectations, plans or forecasts of future events and views as of the date of this communication. RAAC and Berkshire Grey anticipate that subsequent events and developments will cause RAAC’s and Berkshire Grey’s assessments to change. While RAAC and Berkshire Grey may elect to update these forward-looking statements at some point in the future, RAAC and Berkshire Grey specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing RAAC’s and Berkshire Grey’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RAAC nor Berkshire Grey gives any assurance that either RAAC or Berkshire Grey, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This communication relates to the Business Combination referenced above. RAAC filed a Registration Statement on Form S-4 with the SEC (File No. 333-254539) (as amended, the “Registration Statement”), which was declared effective, and filed the Proxy Statement/Prospectus in connection with the Business Combination, which it mailed to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the Proxy Statement/Prospectus. RAAC may also file other documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by RAAC with the SEC, including the Proxy Statement/Prospectus, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RAAC may be obtained free of charge upon written request to RAAC at 1717 Rhode Island Ave NW, Suite 1000, Washington, DC 20036, Attn: Investor Relations.

Participants in the Solicitation

RAAC and Berkshire Grey and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of RAAC in connection with the proposed transaction under the rules of the SEC. RAAC’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of RAAC and Berkshire Grey in the Proxy Statement/Prospectus as well as RAAC’s other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of RAAC’s stockholders in connection with the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed Business Combination (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by RAAC will also be available free of charge from RAAC using the contact information above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of RAAC, Berkshire Grey or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.